August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (201) 703-3443

Kevin M. Cameron
Chief Executive Officer
HLTH Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

      Re: **HLTH Corporation f/k/a Emdeon Corporation**
              Form 10-K/A for Fiscal Year Ended December 31, 2006
              Filed April 30, 2007
              File No. 000-24975

Dear Mr. Cameron:

      We have limited our review of your annual report to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Annual Cash Bonuses, page 16</u>

1.   We note your statement on page 16 that you have no pre-established performance targets in determining bonuses. However, the statement that the Compensation Committee determined such amounts based on its assessment of the performance of Emdeon and its business segments in 2006 (taking into consideration the extent to which financial and operational goals discussed by management and the Board during 2006 were achieved) suggests that your compensation is aligned with quantitative goals. Please disclose these specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 1 to Item 402(b) as well as Item 402(b)(2)(vi) of Regulation S-K.

2.   To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at <u>www.sec.gov</u>. Please also disclose how difficult or likely it will be for the registrant to achieve the undisclosed target levels or other factors. Please provide as much detail as necessary without disclosing information that would result in competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please provide disclosure that addresses the relationship between historical and future achievement.

3.   You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a factor considered by the compensation committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives. See Item 402(b)(2)(vii) of Regulation S-K.

4.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between the compensation of Messrs. Cameron and Wygods and that of the other named executive officers. Please disclose in greater detail how and why each of these individual's compensation differs from that of the other named executive officers. If policies or decisions

relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control, page 23

5.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

6.   Expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact Craig Slivka at (202) 551-3729 or me at (202) 551-3444 with any questions.

Sincerely,

Perry Hindin
Special Counsel